NOTICE TO HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS EVIDENCING
AMERICAN DEPOSITARY SHARES REPRESENTING
ORDINARY SHARES
OF
AVENTIS
(CUSIP # 053561106)

NOTICE OF SUCCESSOR DEPOSITARY AND
AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

     Aventis, a société anonyme organized under the laws of The Republic of France (the “Company”), has appointed The Bank of New York as successor depositary (the “Depositary”), effective as of October 22, 2004, under the Deposit Agreement, dated as of January 19, 1993, as amended as of July 12, 1993 and as amended and restated as of December 15, 1994, and as amended by Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of October 22, 1997 (as so amended, the “Deposit Agreement”), among the Company, Citibank N.A., as depositary, and the Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder.

     NOTICE IS HEREBY GIVEN pursuant to Section 5.05 of the Deposit Agreement of the appointment of The Bank of New York as the Depositary under the Deposit Agreement. Such appointment was effective as of October 22, 2004.

     NOTICE IS ALSO HEREBY GIVEN that the Company and the Depositary have agreed to amend and restate the Deposit Agreement pursuant to Section 6.01 of the Deposit Agreement. Sanofi-Aventis (formerly known as Sanofi-Synthélabo), a société anonyme organized under the laws of The Republic of France (“Sanofi-Aventis”), the controlling shareholder of the Company, has entered into an agreement with the Company providing for the merger of the Company with and into Sanofi-Aventis, with Sanofi-Aventis surviving the merger (the “Merger”). The purpose of the amendment to the Deposit Agreement is to provide for actions that the Depositary would take in the event that the ordinary shares, par value €3.82 per share, of the Company (the “Company Ordinary Shares”), including Company Ordinary Shares held by the Depositary as Deposited Securities under the Deposit Agreement, are transferred to Sanofi-Aventis pursuant to the Merger. The amendment adds a Section 6.03 of the Deposit Agreement, which will read as set forth in Annex A to this Notice.

     Pursuant to the amendment, if the Merger becomes effective, the existing ADRs of the Company will evidence a right to receive American Depositary Shares (“ADSs”) representing ordinary shares, nominal value €2 per share, of Sanofi-Aventis (“Sanofi-Aventis Ordinary Shares”) and cash in lieu of any fraction of an ADS. If you wish instead to receive Sanofi-Aventis Ordinary Shares to be issued upon the merger of Sanofi-Aventis and Aventis, you must surrender your Aventis ADRs in accordance with the provisions of the Deposit Agreement and become a direct holder of Company Ordinary Shares prior to the effective date of the Merger.

     NOTICE IS ALSO HEREBY GIVEN pursuant to Section 6.02 of the Deposit Agreement that, if the Merger is consummated, the Deposit Agreement will be terminated on the date on which the Company Ordinary Shares are transferred to Sanofi-Aventis pursuant to the Merger, effective immediately after the effectiveness of the provisions provided for in the amendment to the Deposit Agreement referred to above.

     Terms used in this notice and not otherwise defined herein shall have the meanings set forth in the Deposit Agreement.

     If you have any questions, please contact The Bank of New York at (888) BNY-ADRs, or (888) 269-2377.

THE BANK OF NEW YORK,
as Depositary

Dated: October 28, 2004

ANNEX A

     SECTION 6.03. Termination upon the Merger of Shares.

     (a) Notwithstanding Sections 4.09 and 6.02 of this Deposit Agreement and anything else to the contrary in this Deposit Agreement, if the Company merges with and into Sanofi-Aventis, a société anonyme organized under the laws of The Republic of France (“Sanofi-Aventis”), on the date on which the deposited Shares are converted pursuant to such merger into ordinary shares, nominal value €2 per share, of Sanofi-Aventis (“Sanofi-Aventis Ordinary Shares”), if the Depositary has received evidence satisfactory to it that the distribution of the Sanofi-Aventis Ordinary Shares will be made pursuant to a registration statement under the Securities Act of 1933 or pursuant to an exemption from the registration requirements thereunder, this Deposit Agreement shall terminate and, immediately prior to such termination, the following provisions shall apply:

          (i) the Depositary will consider itself to have been requested and instructed by the Company and the Holders to act, and the Depositary shall act, as provided in clauses (ii) through (v) below;

          (ii) the Depositary shall deposit the Sanofi-Aventis Ordinary Shares under the Deposit Agreement, dated as of June 28, 2002 (the “Sanofi-Aventis Deposit Agreement”), among Sanofi-Aventis, The Bank of New York, as depositary, and all owners and beneficial owners from time to time of American Depositary Receipts (“Sanofi-Aventis ADRs”) issued thereunder, to the extent that the Sanofi-Aventis Ordinary Shares can be represented by a whole number of American Depositary Shares of Sanofi-Aventis (“Sanofi-Aventis ADSs”) issued under the Sanofi-Aventis Deposit Agreement, and instruct the depositary under the Sanofi-Aventis Deposit Agreement to deliver Sanofi-Aventis ADRs evidencing such Sanofi-Aventis ADSs to the Depositary;

          (iii) upon receipt of the Sanofi-Aventis ADSs, the Depositary shall notify Holders that the American Depositary Shares held by any Holder has been converted into a right to receive (A) the largest whole number of Sanofi-Aventis ADSs issued under the Sanofi-Aventis Deposit Agreement in exchange for the number of Sanofi-Aventis Ordinary Shares represented by such Holder’s American Depositary Shares of Aventis; and (B) the net proceeds of the sale of any fraction of a Sanofi-Aventis ADS as provided in clause (iv) below, and the Depositary shall call for surrender of all outstanding Receipts;

          (iv) to the extent that the conversion provided for in clause (iii) above gives rise to a right to receive the net proceeds of a fraction of a Sanofi-Aventis ADS, the Depositary shall use reasonable efforts to sell the aggregate of the fractions of Sanofi-Aventis ADSs to which Holders are entitled and shall hold any net proceeds, after deduction of the fees and expenses of the Depositary, for distribution to the Holders entitled to them in accordance with the cash distribution provisions of Section 4.02 of this Deposit Agreement; and

          (v) upon surrender of a Receipt to the Depositary, and after deduction or upon payment of any applicable fees and expenses of the Depositary (including any fees and expenses that must be paid to the depositary under the Sanofi-Aventis Deposit Agreement) and any applicable taxes or other governmental charges, the Depositary will deliver to or upon the order of the Holder Sanofi-Aventis ADRs evidencing the number of Sanofi-Aventis ADSs provided in clause (iii) above, any net proceeds to which that Holder is entitled under clause (iv) above and any other Deposited Securities represented by the American Depositary Shares evidenced by that Receipt.

     (b) If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except as provided in subsection (a) and except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities and shall sell rights as provided in this Deposit Agreement. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Holders of Receipts that have not theretofore been surrendered, such Holders thereupon becoming general creditors of the Depositary with respect to such proceeds. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for surrender of a Receipt, any expenses for the account of the Holder of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges) and except as provided in Section 5.09. Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Section 5.09 and 5.10 hereof.